As filed with the Securities and Exchange Commission on November 25, 2009

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pzena Investment Management, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**20-899751**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

120 West 45th Street
New York, New York 10036
(Address of principal executive offices)

PZENA INVESTMENT MANAGEMENT, INC. 2007 EQUITY INCENTIVE PLAN
(Full title of the plan)

Gregory S. Martin
Chief Financial Officer
Pzena Investment Management, Inc.
120 West 45th Street, 20th Floor
New York, New York 10036
(212) 355-1600
(Name and address, including zip code, and telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (2)
Class A common stock, par value $0.01 per share	6,419,279	$7.08	$45,448,495	$2,536

(1) Represents the number of shares of Class A common stock issuable under Pzena Investment Management, Inc. 2007 Equity Incentive Plan (the "Plan") pursuant to the amendment to the Plan adopted on May 19, 2009. Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement also covers additional shares that may become issuable under the Plan by reason of certain corporate transactions or events, including any stock dividend, stock split, recapitalization or any other similar transaction effected without the receipt of consideration which results in an increase in the number of the registrant's outstanding shares of common stock.

(2) Computed in accordance with Rule 457(h) under the Securities Act by averaging the high and low sales prices of Pzena Investment Management Inc.'s Class A common stock as reported by the New York Stock Exchange on November 24, 2009.

This Registration Statement on Form S-8 is being filed for the purpose of registering an additional 6,419,279 shares of Class A common stock, par value $0.01 per share (the "Common Stock"), of Pzena Investment Management Inc. (the "Company") that may be issued and sold under the 2007 Equity Incentive Plan (the "Plan") pursuant to the amendment to the Plan adopted as of May 19, 2009.

**INCORPORATION BY REFERENCE OF CONTENTS
OF REGISTRATION STATEMENT ON FORM S-8 (File No. 333-147027)**

The contents of the Registration Statement on Form S-8 (File No. 333-147027) are incorporated by reference herein, except the portion of Part II thereof that is revised as set forth below.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents previously filed by the Company with the SEC are incorporated by reference in this registration statement:

(a)   the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 13, 2009;

(b)   the Company's Current Reports on Form 8-K, filed on January 12, 2009, February 11, 2009, March 10, 2009, March 17, 2009, April 13, 2009, April 28, 2009, May 7, 2009, May 11, 2009, June 10, 2009, July 10, 2009, July 28, 2009, August 10, 2009, September 10, 2009, October 8, 2009, October 27, 2009 and November 9, 2009, the Company's Quarterly Reports on Form 10-Q, filed on May 11, 2009, August 10, 2009, and November 9, 2009, and the Company's Definitive Proxy Statement on Schedule 14A, filed on April 24, 2009; and

(c)   the description of the Common Stock contained in the Company's Registration Statement on Form 8-A, filed on October 23, 2007 to register such securities under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including any amendment or report filed for the purpose of updating such description.

All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment to this registration statement which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this registration statement shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained in this registration statement, or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this registration statement, modifies or supersedes such prior statement. Any statement contained in this registration statement shall be deemed to be modified or superseded to the extent that a statement contained in a subsequently filed document that is or is deemed to be incorporated by reference in this registration statement modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

None.

Item 6. Indemnification of Directors and Officers.

Not applicable.

Item 7. Exemption From Registration Claimed.

Not applicable.

Item 8. Exhibits.

Exhibit No.	Description
4.1	Form of Certificate for Common Stock (incorporated by reference to the registrant's Registration Statement on Form S-1 (Registration No. 333-143660), as amended. Such registration statement was originally filed with the Securities and Exchange Commission on October 22, 2007)
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP relating to the legality of the securities being registered hereby (filed herewith)
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm (filed herewith)
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)
99.1	2007 Equity Incentive Plan (the "Plan") (incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the SEC on December 5, 2007)
99.2	Amendment No. 1 to the Plan (incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the SEC on August 10, 2009)

Item 9. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range

2

may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)   to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser:

(i)   Each prospectus filed by a registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)   Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)   That, for the purpose of determining liability of a registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in City of New York, State of New York, on November 25, 2009.

PZENA INVESTMENT MANAGEMENT, INC.

By: /s / Gregory S. Martin
Name: Gregory S. Martin
Title: Chief Financial Officer

POWER OF ATTORNEY

Each of the undersigned officers and directors of Pzena Investment Management, Inc., a Delaware corporation, hereby constitutes and appoints Richard S. Pzena and Gregory S. Martin and each of them, severally, as his attorney-in-fact and agent, with full power of substitution and resubstitution, in his name and on his behalf, to sign in any and all capacities this Registration Statement and any and all amendments (including post-effective amendments) and exhibits to this Registration Statement and any and all applications and other documents relating thereto, with the Securities and Exchange Commission, with full power and authority to perform and do any and all acts and things whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ RICHARD S. PZENA	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	November 25, 2009
/s/ GREGORY S. MARTIN	Chief Financial Officer (Principal Financial Officer)	November 25, 2009
/s/ STEVEN M. GALBRAITH	Director	November 25, 2009
/s/ JOEL M. GREENBLATT	Director	November 25, 2009
/s/ RICHARD P. MEYEROWICH	Director	November 25, 2009
/s/ RONALD W. TYSOE	Director	November 25, 2009

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Certificate for Common Stock (incorporated by reference to the registrant's Registration Statement on Form S-1 (Registration No. 333-143660), as amended. Such registration statement was originally filed with the Securities and Exchange Commission on October 22, 2007)
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP relating to the legality of the securities being registered hereby (filed herewith)
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm (filed herewith)
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)
99.1	2007 Equity Incentive Plan (the "Plan") (incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, filed with the SEC on December 5, 2007)
99.2	Amendment No. 1 to the Plan (incorporated by reference to the registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the SEC on August 10, 2009)